NO ACT

PE

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06022892

January 23, 2006

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer
Prudential Financial, Inc.
751 Broad Street, 21st Floor
Newark, NJ 07102-3777

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/23/2006

Re: Prudential Financial, Inc.
Incoming letter dated December 14, 2005

Dear Ms. Gibson:

This is in response to your letter dated December 14, 2005 concerning the shareholder proposals submitted to Prudential Financial by James R. Blanchard, Sr. and Arthur Berk. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: James R. Blanchard, Sr.
4060 Wesley Lane South
Mobile, AL 36609-5909

Arthur Berk
497 Glenwood Lane
East Meadow, NY 11554-3719

Prudential Financial

Kathleen M. Gibson
Vice President, Secretary and Corporate Governance Officer

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

December 14, 2005

Securities and Exchange Commission
100 F Street,, N.E.
Washington, D.C. 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Prudential Financial, Inc. –
Rule 14a-8 Shareholder Proposals
(James R. Blanchard, Sr. and Arthur Berk)

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby request your concurrence that Prudential Financial, Inc. (the "Company") may exclude from its proxy statement (the "Proxy Statement") for its 2006 annual meeting of shareholders the shareholder proposal and the statement supporting the proposal (the "Initial Proposal") submitted to the Company by James R. Blanchard, Sr. (the "Initial Proponent"). The Initial Proponent submitted a shareholder proposal (attached as Exhibit A), requesting that the Company's Board of Directors establish a dividend reinvestment plan.

I also request your concurrence in accordance with Rule 14a-8(j) that the Company may exclude from the Proxy Statement a second shareholder proposal and the statement supporting that proposal (the "Subsequent Proposal" and, together with the Initial Proposal, the "Proposals") submitted to the Company by Arthur Berk (the "Subsequent Proponent" and, together with the Initial Proponent, the "Proponents"). The Subsequent Proponent submitted a shareholder proposal (attached as Exhibit B), also requesting that the Company's Board of Directors establish a dividend reinvestment plan.

Five additional copies of this letter, including the Proposals, are attached in accordance with Rule 14a-8(j). The Company does not expect to file its definitive proxy statement before March 29, 2006.

Analysis of the Proposals

The Company believes that the Proposals are excludable from its Proxy Statement pursuant to Rule 14a-8(i)(7) of the Exchange Act. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. Id. at 80,539-40. I believe that the Proposal meets both of these considerations.

The Proposals deal with the adoption of a dividend reinvestment plan. Whether to adopt a dividend reinvestment plan is a complex question that involves considering issues of the manner in which the Company wishes to issue common stock and raise capital, cost (especially in light of the Company's 2.7 million shareholders), operation and implementation, as well as legal and accounting issues. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The consideration of these factors is a management function that cannot be subject to shareholder oversight.

The Proposals also meet the second prong of the Rule 14a-8(i)(7) test: the Proposals seek to micro-manage the Company's relations with its shareholders. Whether and how to adopt and manage a dividend reinvestment plan is a decision that should be made by management. Dividend reinvestment plans vary in structure and operation; one-size does not fit all. The appropriate plan, if any, for the Company is simply not the type of decision that is best suited for a group such as the Company's 2.7 million shareholders.

Consistent with the foregoing analysis, the staff of the Division of Corporation Finance of the Commission (the "Staff") has consistently held that proposals to establish dividend reinvestment plans are matters relating to the ordinary business of a corporation and, as such, may be omitted under Rule 14a-8(i)(7). See *Prudential Financial, Inc.* (March 5, 2003); *CoBiz, Inc.* (March 25, 2002); *Southwest Airlines Co.* (March 21, 2002); *Colorado Business Bankshares, Inc.* (March 20, 2001); and *Citigroup Inc.* (February 7, 2001).

Based on the foregoing, I respectfully request your concurrence in my view that the Proposals may be omitted from the Proxy Statement as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).

Analysis of the Subsequent Proposal as Substantially Duplicative

If you do not concur in my view that the Proposals may be omitted from the Proxy Statement under Rule 14a-8(i)(7), the Company will include the Initial Proposal in the Proxy Statement. If the Company includes the Initial Proposal in the Proxy Statement, I respectfully request that you concur in my view that the Subsequent Proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(11) under the Exchange Act, because the Subsequent Proposal would substantially duplicate another shareholder proposal previously submitted to the Company that would be included in the Proxy Statement, i.e., the Initial Proposal. Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The Subsequent Proposal is substantially duplicative of the Initial Proposal as both Proposals relate to the establishment by the Company of a dividend reinvestment plan. The Initial Proposal states that the Initial Proponent "would like for [his] dividends which [he] receive[s] at the end of each year applied toward the purchase of additional stock." The Subsequent Proposal proposes that "share holders be allowed to re-invest in shares of stock ... any part of dividends."

Both the Initial Proposal and the Subsequent Proposal request the establishment of a dividend reinvestment plan. The Staff consistently has taken the position that shareholder proposals are substantially duplicative under Rule 14a-8(i)(11) if the primary issues and principles addressed are substantially the same. See, e.g., *Bristol-Myers Squibb Company* (February 7, 2005) (permitting omission of a proposal urging the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the company serve as chairman of the Board where a proposal urging the Board of Directors to establish a policy of separating the roles of chairman and chief executive officer so that an independent director who has not served as an executive officer of the company serves as chairman was to be included in the company's proxy statement). See, also, *Bristol-Myers Squibb Company* (March 5, 2003); *Verizon Communications Inc.* (January 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999); and *BellSouth Corporation* (January 14, 1999).

Based on the foregoing, if the Company includes the Initial Proposal in the Proxy Statement, I respectfully request your concurrence in my view that the Subsequent Proposal may be omitted from the Proxy Statement under Rule 14a-8(i)(11) on the basis that it is substantially duplicative of the Initial Proposal.

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponents, by copy of this letter, of its intention to omit the Proposals from the Proxy Statement.

If the Staff disagrees with my conclusions regarding the exclusion of the Proposals, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call me at (973) 802-7770 or contact me via e-mail at kathleen.gibson@prudential.com.

Sincerely,

Kathleen M. Gibson

(Attachments)

cc: Robert Reeder
(Sullivan & Cromwell LLP)

James R. Blanchard, Sr.

Arthur Berk

MAY
RECEIVED

James R. Blanchard, Sr.
4060 Wesley Lane South
Mobile, AL. 36609-5909
251-666-3647
251-662-5961 FAX
www.jblanchard@Netscape.com

To:

Prudential Financial, Inc.
751 Broad Street
Newark, N.J. 07102

Subject:

Proposal to have dividends at the end of each year applied to the purchase of additional shares of Prudential stock.

Dear Sir,

I am but a minor stock holder in Prudential Financial.
(199 shares)
I would like for my dividends which I receive at the end of each year applied toward the purchase of additional stock.
I have inquired about having this done in the past, but I was informed that Prudential does not do this. The reason for submitting this proposal before the stock holders at the 2006 share holders meeting.
I believe that it would be very benefical to the Company, and the stock holders. I firmly believe that it would actually make the Company stronger with a large number of shares in the hands of the share holder.

If this is a proper proposal, I would like very much to have this proposal submitted to the share holders.

Respectfully Submitted

James R. Blanchard, Sr.

Acct. #H50289039

5 2/2005

Arthur Berk
497 Glenwood Ln.
East Meadow, NY 11554-3719

Secretary
Prudential Financial, Inc
751 Broad street
Newark, NJ. 07102

Dear sirs,

I am forwarding this request as a desire to have the following proposal brought to a vote at your next, 2006 Meeting. I am aware of the date restrictions, but I really want to get this on record or I may forget as the time slot you propose 1/7/06-2/6/06, is very short.

Shareholder Proposal

The dividends of Prudential Financial are distributed ,at present, to the shareholders by mail and in a check form,
I propose, upon receipt of a letter of instructions stating individual share holders preference, share holders be allowed to re-invest in shares of stock any or any part of dividends ,so accumulated , at the time of distribution.
This re-investment , having no barring on future cash investments, nor any restrictions on future investments.

Truly yours,

Arthur Berk

MAY 17

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated December 14, 2005

The proposals request Prudential Financial to provide for the reinvestment of dividends in Prudential Financial stock.

There appears to be some basis for your view that Prudential Financial may exclude the proposals under rule 14a-8(i)(7), as relating to Prudential Financial's ordinary business operations (i.e., the establishment of a dividend reinvestment plan). Accordingly, we will not recommend enforcement action to the Commission if Prudential Financial omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Prudential Financial relies.

Sincerely,

Amanda McManus
Attorney-Adviser